Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

Dated as of March 16, 2016

among

CHINA NEPTUNUS DRUGSTORE HOLDING LTD.

NEPTUNUS GLOBAL LIMITED

and

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

i

ii

iii

APPENDIX I - Plan of Merger

iv

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 16, 2016, is by and among China Neptunus Drugstore Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“Parent”), Neptunus Global Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and China Nepstar Chain Drugstore Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

WHEREAS, the parties intend, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law (Cap. 22, Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Companies Law”), that Merger Sub be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a direct wholly-owned subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board comprising three members of the Company Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management (the “Special Committee”), has (i) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders (other than the holders of the Cancelled Shares), and declared it advisable for the Company to enter into this Agreement, (ii) authorized and approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger (collectively, the “Transactions”), and (iii) resolved to recommend the authorization and approval of this Agreement and the consummation of the Transactions (including the Merger), by the shareholders of the Company; and

WHEREAS, each of the board of directors of Parent (“Parent Board”), the board of directors of Merger Sub and Parent, in its capacity as sole shareholder of Merger Sub, has (i) approved the execution, delivery and performance by Parent and Merger Sub (as the case may be) of this Agreement and the Transactions (including the Merger), and (ii) declared it advisable for Parent and Merger Sub (as the case may be) to enter into this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

Article I

Definitions

Section 1.01.         Certain Definitions. As used in this Agreement, the following terms have the following meanings:

(a)          “Acceptable Confidentiality Agreement” means an executed confidentiality agreement between the Company and a Person who has made an Acquisition Proposal satisfying the requirements of Section 7.04(b), which contains terms at least as restrictive with respect to such Person as those contained in Section 10.08 with respect to Parent and containing standstill obligations of such Person in reasonable customary form.

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(b)          “Acquisition Proposal” means any proposal or offer by any Person regarding any of the following (other than the Merger): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 15% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (ii) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 15% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 15% or more of any class of equity securities of the Company.

(c)          “Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person and (ii) with respect to any natural person, any member of the immediate family of such natural person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(d)          “beneficial ownership” or “beneficially own” shall have the meaning provided in Section 13(d) of the Exchange Act and the rules and regulations thereunder.

(e)          “Business Day” means any day other than Saturday, Sunday or a day on which banking institutions in New York, the Cayman Islands, Hong Kong, Shenzhen or Beijing, China are required or authorized to close.

(f)          “Company Benefit Plan” means any written plan, program, policy, practice, Contract or other arrangement providing for compensation, severance, termination pay, deferred compensation, performance awards, share or share related awards, fringe benefits or other employee benefits or remuneration of any kind that is or has been maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has or may have any liability or obligation.

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(g)          “Company Material Adverse Effect” means any fact, event, circumstance, change, condition or effect (“Effect”) that, individually or in the aggregate with all other Effects, has or would reasonably be expected to have, a material adverse effect on the business, financial condition, assets or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that any Effect arising out of, relating to or resulting from any of the following, either alone or in combination, shall not constitute or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (a) changes affecting the economy, financial, credit or securities markets or political conditions generally in the PRC, the United States or any other jurisdiction in which any of the Company and its Subsidiaries conducts business; (b) changes in GAAP or applicable Laws or any interpretation thereof after the date hereof; (c) factors generally affecting the industries in which the Company and its Subsidiaries operate; (d) the consummation of the Transactions or the public announcement of this Agreement; (e) any outbreak or escalation of hostilities, declared or undeclared acts of war, sabotage or terrorism, act of God or natural disasters, or similar events; (f) changes in the market price or trading volume of Shares (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); (g) actions or omissions of the Company or any of its Subsidiaries (A) that are expressly required by this Agreement or (B) taken at the written request of Parent or Merger Sub; (h) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); or (i) any change or prospective change in the Company’s credit ratings (it being understood that the underlying cause of such change may, except as otherwise provided in the other clauses of this proviso, be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur); provided, that the Effects set forth in clauses (a), (b), (c), and (e) above may be taken into account in determining whether a Company Material Adverse Effect has occurred or reasonably would be expected to occur if and to the extent such Effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other companies in the same industries and geographic markets in which the Company and its Subsidiaries conduct their businesses.

(h)          “Company Related Party” means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, shareholders, management members or Affiliates (excluding any Parent Related Party).

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(i)          “Confidential Information” means any confidential or proprietary information, disclosed prior to or after the date hereof by one party or any of its Affiliates to the other party or any of its Affiliates, concerning the disclosing party’s business, financial condition, proprietary technology, research and development and other confidential matters, including without limitation, any confidential or proprietary information provided under or in connection with this Agreement, but shall not include any information which (i) is or becomes generally available to the public other than as a result of a disclosure by the receiving party or its Representatives in violation of the Section 10.08 or other obligation of confidentiality, (ii) was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or the disclosing party’s Representatives, or (iii) becomes available to the receiving party on a non-confidential basis from a Person (other than the disclosing party or the disclosing party’s Representatives) who is not prohibited from disclosing such information to the receiving party by a legal, contractual or fiduciary obligation to the disclosing party or any of the disclosing party’s Representatives.

(j)          “Depositary” means JPMorgan Chase Bank, N.A.

(k)          “Deposit Agreement” means the deposit agreement dated November 15, 2007, by and among the Company, the Depositary and holders of American Depositary Receipts.

(l)          “Employees” means, with respect to the Company and its Subsidiaries, their respective directors, officers and employees providing individual services to the Company or any of its Subsidiaries.

(m)          “Escrow Account” means a bank account outside of the PRC opened with the Lender or any of its Affiliates in the name of the Company or one of its Subsidiaries.

(n)          “Expenses” means all out-of-pocket fees and expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers and other financial institutions, experts, financing sources and consultants to a party and its Affiliates) incurred or accrued by a party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing of the Proxy Statement, the solicitation of Shareholder Approval, the filing of any required notices under applicable Law and all other matters related to the closing of the Transactions. For the avoidance of doubt, the Expenses of Parent or Merger Sub shall include all fees and expenses incurred or accrued by Parent or Merger Sub in connection with the Debt Financing.

(o)          “Governmental Entity” means any federal, state, local, foreign, supranational, national, provincial or other governmental, regulatory, self-regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal or judicial or arbitral body.

(p)          “Hazardous Material” means any substance, material or waste which is regulated, classified or otherwise characterized as hazardous, toxic, pollutant, contaminant or words of similar meaning or regulatory effect by any Governmental Entity, and includes, without limitation, petroleum, petroleum by-products and wastes, asbestos and polychlorinated biphenyls.

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(q)          “Insolvent” means, with respect to any Person (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total indebtedness, (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business as now conducted and is proposed to be conducted.

(r)          “Intellectual Property” means (i) all trademarks, trademark rights, trade names, trade name rights, trade dress and other indications of origin, corporate names, brand names, logos, certification rights, service marks, applications for trademarks and for service marks, know-how and other proprietary rights and information, the goodwill associated with the foregoing and registration in any jurisdiction of, and applications in any jurisdictions to register, the foregoing, including any extension, modification or renewal of any such registration or application; (ii) all inventions, discoveries and ideas (whether patentable or unpatentable and whether or not reduced to practice), in any jurisdiction, all improvements thereto, and all patents, patent rights, applications for patents (including, without limitation, divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; (iii) nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; (iv) copyrights in any work of authorship, and all registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; (v) all computer software (including data and related documentation); (vi) any similar intellectual property or proprietary rights; and (vii) all copies and tangible documentation thereof and any claims or causes of action arising out of or relating to any infringement or misappropriation of any of the foregoing.

(s)          “knows”, “known to” or “knowledge” means, with respect to (i) the Company, the actual knowledge of Yingnan Zhang, Zixin Shao and Zoe Li after due inquiry, and (ii) Parent, the actual knowledge of any of the directors and executive officers of Parent after due inquiry.

(t)          “Law” means any United States federal, state or local or non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, decree, treaty provision, judgment and governmental guidelines or interpretations having the force of law, and orders issued, enacted or put into effect by any Governmental Entity.

(u)          “Leased Real Property” means the real property used or occupied by the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries has the right to use or occupy under the Real Property Leases.

(v)         “Lien” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and Tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

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(w)          “Order” means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Entity.

(x)          “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries.

(y)          “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, prevents or materially impedes or materially delays, or would be reasonably expected to prevent, materially impede or material delay, the consummation by Parent or Merger Sub of the Transactions (including the Merger).

(z)          “Parent Related Party” means Parent, Merger Sub, the Lender (as defined below), or any of their respective former, current and future general or limited partners, shareholders, financing sources, managers, members, agents, directors, officers, employees or Affiliates (excluding any Company Related Party).

(aa)         “Permitted Liens” shall mean: (i) Liens for Taxes, assessments and other governmental levies, fees or charges which are not due and payable as of the Closing Date, or which are being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens for labor, materials or supplies incurred in the ordinary course of business for amounts which are not due and payable, and as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount that are being contested in good faith by appropriate proceedings; (iii) Liens imposed by applicable Law; (iv) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations, in each case, in the ordinary course of business; (v) pledges or deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case, in the ordinary course of business; (vi) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (vii) Liens that are disclosed in the Company SEC Reports filed or furnished prior to the date hereof; (viii) matters which would be disclosed by an accurate survey or inspection of the real property which do not, individually or in the aggregate, materially impair the occupancy or current use of such real property which they encumber; (ix) standard survey and title exceptions; and (x) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not constitute a Company Material Adverse Effect.

(bb)         “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust, an unincorporated organization, or any other entity or group (as such term is defined in Section 13 of the Exchange Act).

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(cc)         “PRC” means the People’s Republic of China and for purposes of this Agreement, excluding Hong Kong, Macao and Taiwan.

(dd)         “Real Property Leases” means all leases, subleases and other agreements and all modifications, amendments and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder.

(ee)         “Representatives” of a Person includes its officers, directors, employees, accountants, consultants, financial and legal advisors and agents.

(ff)         “Shares” means ordinary shares, par value US$0.0001 per share, of the Company.

(gg)         “Subsidiary” of a Person means any entity in which such Person owns, directly or indirectly, at least a majority of share capital, holds at least a majority of equity or similar interest, or controls, directly or indirectly, through contractual agreements and includes, where applicable, any subsidiary of such Person formed or acquired after the date hereof.

(hh)         “Superior Proposal” means an unsolicited, written bona fide Acquisition Proposal (provided that each reference to “15%” in the definition of “Acquisition Proposal” should be replaced with “50%”) that the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), to be (i) more favorable, including from a financial point of view, to the Company and the Company’s shareholders (other than the holders of Cancelled Shares) than the Merger (including any revisions to the terms of this Agreement made or proposed in writing by Parent pursuant to Section 7.04(b) or otherwise prior to the time of determination), and (ii) reasonably likely to be consummated in accordance with its terms, taking into consideration, among other things, all legal, financial, regulatory and other aspects of such Acquisition Proposal (including financing and regulatory approvals), shareholder litigation, identity of the Person or group making the Acquisition Proposal, breakup or termination fee and expense reimbursement provisions.

(ii)          “Tax” or “Taxes” means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, share capital, payroll, employment, social security, workers’ compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (iii) license, registration and documentation fees; and (iv) customs duties, tariffs and similar charges.

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(jj)         “Tax Returns” means all returns, declarations, statements, claims, reports, schedules, forms and information returns and any amended thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax.

Section 1.02.         Other Certain Definitions. The following terms are defined in the respective Sections of the Agreement indicated:

Defined Terms	Section

ADSs	Section 3.01(b)
Agreement	Preamble
Alternative Acquisition Agreement	Section 7.04(c)
Alternative Debt Financing	Section 7.14(b)
Alternative Debt Financing Documents	Section 7.14(b)
Bankruptcy and Equity Exception	Section 4.03(a)
Cancelled Shares	Section 3.01(c)
Cayman Companies Law	Recitals
Certificates	Section 3.03(a)
Change of Recommendation	Section 7.04(c)
Closing	Section 2.02
Closing Date	Section 2.02
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 7.02(c)
Company Disclosure Schedule	Article IV
Company Permits	Section 4.12(a)
Company SEC Reports	Section 4.04(a)
Company Shareholders Meeting	Section 7.02(a)
Company Termination Fee	Section 9.05(b)
Contract	Section 4.08(b)
Debt Commitment Letter	Section 5.06(a)
Debt Financing	Section 5.06(a)
Debt Financing Agreement	Section 5.06(a)
Dispute	Section 10.04(b)
Dissenting Shares	Section 3.01(e)
Effective Time	Section 2.03
Environmental Laws	Section 4.15
Environmental Permits	Section 4.15
Exchange Act	Section 4.04(a)
Exchange Fund	Section 3.02(b)
Excluded Shares	Section 3.01(b)

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Financing Document	Section 7.14(b)
GAAP	Section 4.04(b)
HKIAC	Section 10.04(b)
HKIAC Rules	Section 10.04(b)
Indemnified Parties	Section 7.07(a)
Lender	Section 5.06(a)
Material Contract	Section 4.17(a)
Merger	Recitals
Merger Sub	Preamble
Negotiation Period	Section 7.04(d)
Notice of Superior Proposal	Section 7.04(d)
NYSE	Section 4.05(a)
Parent	Preamble
Parent Board	Recitals
Parent Disclosure Schedule	Article V
Parent Termination Fee	Section 9.05(c)
Paying Agent	Section 3.02(a)
Per ADS Merger Consideration	Section 3.01(b)
Per Share Merger Consideration	Section 3.01(b)
Plan of Merger	Section 2.03
Proceeding	Section 4.11(a)
Proxy Statement	Section 4.04(c)
Record ADS Holders	Section 7.02(b)
Record Date	Section 7.02(b)
SC Financial Advisor	Section 4.03(c)
Schedule 13E-3	Section 4.04(c)
SEC	Section 4.01(b)
Securities Act	Section 4.04(a)
Shareholder Approval	Section 4.03(b)
Special Committee	Recitals
Surviving Company	Section 2.01
Takeover Statute	Section 4.20
Termination Date	Section 9.02(a)
Transactions	Recitals
Uncertificated Shares	Section 3.03(a)
Wholly Owned Subsidiaries	Section 3.01(c)

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Article II

THE MERGER

Section 2.01.         The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Cayman Companies Law, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving company (the “Surviving Company”) and a wholly-owned Subsidiary of Parent and Merger Sub shall be struck off the register of companies in the Cayman Islands and thereupon be dissolved, such that the separate corporate existence of Merger Sub shall cease.

Section 2.02.         Closing of the Merger. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. (Hong Kong time), as soon as practicable after, and in any event no later than the seventh Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefits of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof), or another date or time agreed in writing by the Company and Parent, at the offices of Cleary Gottlieb Steen & Hamilton LLP, 37th Floor, Hysan Place, 500 Hennessy Road, Causeway Bay, Hong Kong (such date on which the Closing actually occurs being the “Closing Date”).

Section 2.03.         Effective Time. Subject to the provisions of this Agreement, on the Closing Date, the parties shall execute the plan of merger, substantially in the form set out in Appendix I (the “Plan of Merger”), and shall file the Plan of Merger and other documents required under the Cayman Companies Law to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the Cayman Companies Law. The Plan of Merger shall specify that the Merger shall become effective upon the registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands (or at such time thereafter (being not more than 90 days after the date of registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands) as the parties shall agree (the date and time the Merger becomes effective being the “Effective Time”).

Section 2.04.         Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Plan of Merger and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Company shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.

Section 2.05.         Memorandum and Articles of Association. At the Effective Time, without any further action on the part of the parties, the memorandum and articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the memorandum and articles of association of the Surviving Company (except that (a) references in the memorandum and articles of association to the name of the Merger Sub shall be changed to references to China Nepstar Chain Drugstore Ltd. and (b) references therein to the authorized share capital of the Surviving Company shall be amended as necessary to correctly describe the authorized share capital of the Surviving Company as approved in the Plan of Merger) until thereafter amended as provided therein or by applicable Law.

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Section 2.06.         Directors. From and after the Effective Time, the directors of the Surviving Company shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association.

Section 2.07.         Officers. From and after the Effective Time, the officers of the Surviving Company shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Company’s memorandum and articles of association.

Article III

Conversion of Securities; DELIVERY OF MERGER CONSIDERATION

Section 3.01.         Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties or the holders of any securities of the Company or Merger Sub:

(a)          Conversion of Merger Sub Securities. Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable ordinary share, par value US$1.00 per share, of the Surviving Company. Such conversion shall be effected by means of the cancellation of such ordinary shares of Merger Sub, in exchange for the right to receive one such ordinary share of the Surviving Company. Such ordinary shares of the Surviving Company shall be the only issued and outstanding share capital of the Surviving Company. From and after the Effective Time, all certificates, if any, representing the ordinary shares of Merger Sub shall be deemed for all purposes to represent the number of ordinary shares of the Surviving Company into which they were converted in accordance with this Section 3.01(a).

(b)          Merger Consideration. Each Share of the Company, including the Shares represented by American Depositary Shares, representing two (2) Shares each (the “ADSs”), issued and outstanding immediately prior to the Effective Time (excluding any Cancelled Shares and any Dissenting Shares, collectively, the “Excluded Shares”) shall be cancelled and cease to exist in exchange for the right to receive an amount in cash equal to US$1.31 per Share (the “Per Share Merger Consideration”), without any interest thereon. As each ADS represents two (2) Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$2.62 per ADS (the “Per ADS Merger Consideration”), without any interest thereon, pursuant to the terms and conditions set forth in the Deposit Agreement. As of the Effective Time, all of the Shares, including Shares represented by ADSs, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share (other than the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest thereon, and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 3.01(e).

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(c)          Cancellation of Shares. Each Share (i) held by the Company’s direct or indirect wholly owned Subsidiaries (“Wholly Owned Subsidiaries”) or (ii) beneficially owned (as determined pursuant to Rule 13d-3 under the Exchange Act) by Parent, Merger Sub or their Affiliates, in each case, immediately prior to the Effective Time (such Shares referred to under clauses (i) and (ii) being hereinafter referred to as the “Cancelled Shares”) shall be cancelled and shall cease to exist as of the Effective Time, and no consideration or distribution shall be delivered with respect thereto.

(d)          Certain Adjustments. The Per Share Merger Consideration and the Per ADS Merger Consideration shall be equitably adjusted to reflect appropriately the effect of any share dividend or distribution, subdivision, reclassification, recapitalization, share split (including a reverse share split), combination, readjustment or exchange of shares, or any similar event with respect to Shares occurring on or after the date hereof and prior to the Effective Time and to provide to the holders of Shares and the holders of ADSs the same economic effect as contemplated by this Agreement prior to such event.

(e)          Dissenting Shares. No Person who has validly exercised such Person’s rights to dissent from the Merger pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration or Per ADS Merger Consideration with respect to the Shares or ADSs owned by such Person (“Dissenting Shares”) unless and until such Person shall have effectively withdrawn or lost such Person’s rights to dissent from the Merger under the Cayman Companies Law. Each holder of Dissenting Shares shall be entitled to receive only the payment resulting from the procedures in Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to the Cayman Companies Law that are received by the Company relating to Company shareholders’ rights of appraisal and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. Any holders of Dissenting Shares who have effectively withdrawn or lost such holders’ rights to dissent from the Merger under the Cayman Companies Law shall look to the Surviving Company (subject to abandoned property, escheat and similar Laws) for the aggregate Per Share Merger Consideration to which such holders are entitled, without any interest thereon. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to the exercise of any rights to dissent from the Merger or any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

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Section 3.02.         Exchange Fund. (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company which shall be reasonably acceptable to the Special Committee to act as paying agent (the “Paying Agent”) hereunder for the purpose of effecting payment of the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, upon the cancellation of the Shares (including the Shares represented by ADSs).

(b)          At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, for the benefit of the holders of the Shares and the ADSs, an amount in cash in immediately available funds sufficient to pay the aggregate Per Share Merger Consideration and aggregate Per ADS Merger Consideration payable under Section 3.01(b) and Section 3.01(e) (and in case of payments under Section 3.01(e), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Any cash deposited with the Paying Agent pursuant to this Section 3.02(b) shall hereinafter be referred to as the “Exchange Fund.” Any amounts in the Exchange Fund in excess of the aggregate amounts payable under Section 3.01(b) and Section 3.01(e) shall be returned to the Surviving Company in accordance with Section 3.06. If for any reason following the Effective Time the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (including as a result of any investment losses), Parent or the Surviving Company shall promptly deposit or cause to be deposited cash in immediately available funds into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Except as contemplated by Section 3.08, the Exchange Fund shall not be used for any purpose other than as specified in this Section 3.02. Parent or the Surviving Company shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares pursuant to this Article III.

Section 3.03.         Exchange Procedures.

(a)          Promptly after the Effective Time, but in any event no later than five (5) Business Days following the Effective Time, the Surviving Company shall cause the Paying Agent to mail (or in the case of the Depositary Trust Company, deliver) to each registered holder of the Shares (other than holders of the Excluded Shares) (i) a letter of transmittal (which shall be in customary form for a Cayman Islands incorporated company and shall specify the manner in which the delivery of Per Share Merger Consideration to the registered holders of Shares shall be effected), such letter of transmittal to be in such form and have such other provisions as Parent and the Special Committee may reasonably agree, and (ii) instructions for effecting the surrender of the share certificates (the “Certificates”) which have been issued representing the Shares (or affidavits of loss in lieu thereof) in exchange for the Per Share Merger Consideration. Upon surrender to the Paying Agent of a Certificate (or affidavits of loss in lieu thereof), together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be customarily required by the Paying Agent, each holder of the Certificates and each registered holder of Shares not represented by a Certificate (the “Uncertificated Shares”) shall be entitled to receive the Per Share Merger Consideration, without interest, for each Share formerly represented by such Certificate or Uncertificated Shares, and the Certificates so surrendered shall forthwith be cancelled.

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(b)          If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (i) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Company that such Tax either has been paid or is not applicable.

(c)          Until surrendered as contemplated by this Section 3.03, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration with respect to each Share (other than the Excluded Shares) formerly represented thereby, without interest.

(d)          Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the aggregate Per ADS Merger Consideration to holders of ADSs (other than the ADSs representing the Excluded Shares) pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, each holder of ADSs will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders.

Section 3.04.         Untraceable Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members maintained by the Company, (ii) on the last two consecutive occasions on which a dividend was paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such shareholder and has been returned undelivered. In the event that monies due to shareholders of the Company who are untraceable exceeds US$2,000,000, such monies shall be returned to and held by the Surviving Company in a separate non-interest-bearing bank account for the benefit of shareholders of the Company who are untraceable. Monies unclaimed after a period of seven (7) years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Company. It is acknowledged that shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Company.

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Section 3.05.         Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, paid in respect of the Shares (including Shares represented by ADSs) upon the surrender for exchange of Certificates, Uncertificated Shares or ADS, as applicable, in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates, Uncertificated Shares or ADSs. At the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Company of Shares that were outstanding immediately prior to the Effective Time (provided that nothing herein shall prevent the Surviving Company from maintaining a register of members in respect of its ordinary shares issued on or after the Effective Time and from registering transfers of such shares after the Effective Time). From and after the Effective Time, holders of the Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to Section 3.09, if, at any time after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article III.

Section 3.06.         Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of the Shares for nine (9) months after the Effective Time shall be delivered to the Surviving Company, and any holders of the Shares who have not theretofore complied with this Article III shall thereafter look only to the Surviving Company (subject to abandoned property, escheat and similar Laws) for the Per Share Merger Consideration exchangeable for such Shares to which such holders are entitled, without any interest thereon. Any such portion of the Exchange Fund remaining unclaimed by the holders of the Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Company, free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.07.         No Liability. None of Parent, Merger Sub, the Company, the Surviving Company, the Depositary or the Paying Agent shall be liable to any former holders of the Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

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Section 3.08.         Investment of the Exchange Fund. The Exchange Fund shall, pending its disbursement to the holders of the Shares, be invested by the Paying Agent as directed by Parent or, after the Effective Time, the Surviving Company in (a) short-term direct obligations of the United States of America, (b) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (c) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation or (d) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion; provided further, that no such investment or losses shall affect the amounts payable to such holders and Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent that are lost through any investment. Earnings resulting from such investments, subject to the immediately preceding proviso, shall be paid to the Surviving Company.

Section 3.09.         Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the Shares (other than the Excluded Shares) formerly represented thereby pursuant to this Agreement.

Section 3.10.         Withholding Rights. Each of the Surviving Company, Parent and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Tax Law. To the extent that amounts are so withheld by the Surviving Company, Parent or the Paying Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect to which such deduction and withholding was made by the Surviving Company, Parent or the Paying Agent, as the case may be.

Section 3.11.         Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

Section 3.12.         Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

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Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (a) disclosed in the Company SEC Reports filed prior to the date of this Agreement (without giving effect to any amendment to any such Company SEC Report filed on or after the date hereof and excluding disclosures in such Company SEC Reports contained in the “Risk Factors” and “Forward-Looking Statements” sections thereof or any other disclosure in the Company SEC Reports which are general, nonspecific, forward-looking or cautionary in nature, in each case, other than any specific factual information contained therein), (b) set forth in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on the date hereof (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Schedule shall be deemed disclosure with respect to any other sections or subsections of this Article IV to which the relevance of such item is reasonably apparent on its face), or (c) for any matters actually known by any of Parent, Merger Sub or any of their respective Affiliates (other than the Company and its Subsidiaries), the Company hereby represents and warrants to Parent and Merger Sub that:

Section 4.01.         Organization and Qualification; Subsidiaries. (a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of its jurisdiction of organization, (ii) has all requisite corporate or similar power and authority to carry on its business as presently conducted by it and proposed by it to be conducted and to own, lease and operate its properties and assets and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned, leased or operated by it requires such qualification or licensing, except, with respect to clause (iii), the failure to be so duly qualified or licensed or in good standing would not constitute a Company Material Adverse Effect.

(b)          Except for the Company’s Subsidiaries disclosed in the Exhibit 8.1 to the Company’s Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 23, 2015, as of the date hereof, (i) there are no other companies, associations, or other entities through which the Company or any of its Subsidiaries conducts business, or other entities in which the Company or any of its Subsidiaries controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same, and (ii) neither the Company nor any of its Subsidiaries is a participant in (nor is any part of their businesses conducted through) any joint venture, partnership or similar arrangement.

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Section 4.02.         Capitalization of the Company and Its Subsidiaries. (a) The authorized share capital of the Company consists of US$36,000 divided into 360,000,000 Shares. As of the date hereof, 197,446,940 Shares were issued and outstanding, all of which are duly authorized, validly issued, fully paid and non-assessable, in compliance with all applicable Laws, and none of which was issued in violation of any preemptive rights or similar rights to subscribe for or purchase securities. Except as set forth in this Section 4.02 and except for this Agreement and the Transactions, (A) there is no share capital of the Company authorized, issued or outstanding, (B) there are no authorized or outstanding options, warrants, calls, preemptive rights, subscriptions or other rights, agreements, arrangements or commitments of any character (whether or not conditional) relating to the issued or unissued share capital of the Company or any of its Subsidiaries, obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any share capital or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such share capital or equity interests, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment, (C) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any share capital of the Company or any of its Subsidiaries, or to make any payments based on the market price or value of Shares or other share capital of the Company or its Subsidiaries, or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in the Company’s Subsidiaries or any other entity other than loans to the Company’s Subsidiaries in the ordinary course of business, and (D) there are no outstanding bonds, debentures, notes or other obligations of the Company the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(b)          The outstanding share capital or registered capital, as the case may be, of each of the Company’s Subsidiaries and other entity in which the Company or any of its Subsidiaries owns any non-controlling equity interest is duly authorized, validly issued, fully paid and non-assessable, and the portion of the outstanding share capital or registered capital, as the case may be, of each such entity owned directly or indirectly by the Company or any of its Subsidiaries free and clear of all Liens, except for Permitted Liens. Each of the Company and its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable Law) to receive dividends and distributions on, all share capital or registered capital of their respective Subsidiaries and other entities as owned by them.

Section 4.03.         Authority Relative to This Agreement; Fairness. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to obtaining the Shareholder Approval, to consummate the Transactions (including the Merger). The Company Board, acting upon the unanimous recommendation of the Special Committee, has duly and validly (i) authorized and approved the execution, delivery and performance of this Agreement and the consummation of the Transactions (including the Merger), (ii) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders (other than the holders of the Cancelled Shares), and declared it advisable for the Company to enter into this Agreement and the Transactions (including the Merger), and (iii) resolved to recommend the approval and authorization of this Agreement and the consummation of the Transactions (including the Merger) by the shareholders of the Company at the Company Shareholders Meeting. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by each of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

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(b)          The only vote or approval of the holders of any class or series of share capital of the Company necessary to approve this Agreement and the Transactions (including the Merger) is the affirmative vote of holders of Shares representing at least two-thirds of the Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting or any adjournment or postponement thereof (the “Shareholder Approval”).

(c)          The Special Committee has received the written opinion of Houlihan Lokey (the “SC Financial Advisor”), to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration and the Per ADS Merger Consideration are fair, from a financial point of view, to the holders of the Shares (other than the Cancelled Shares), a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement for informational purposes only, and such opinion has not been withdrawn or modified as of the date hereof. The SC Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

Section 4.04.         SEC Reports; Financial Statements. (a) The Company has timely filed or furnished, as applicable, all forms, reports and documents required to be filed or furnished with the SEC since December 31, 2011 (collectively, the “Company SEC Reports”). Each of the Company SEC Reports (i) has complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the dates so filed and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.

(b)          The audited and unaudited consolidated financial statements (including, in each case, any notes and schedules thereto) of the Company included (or incorporated by reference) in the Company SEC Reports complied, or in the case of financial statements included in the Company SEC Reports filed after the date of this Agreement, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and fairly present, or in the case of Company SEC Reports filed after the date of this Agreement, will fairly present, in conformity with U.S. generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, the exclusion of certain notes in accordance with the published rules promulgated by the SEC) applied on a consistent basis throughout the periods indicated (except as may be expressly indicated in such financial statements or the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that were not, or will not be, material in the aggregate).

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(c)          None of the information with respect to, supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference in (i) the Rule 13e-3 transaction statement on Schedule 13E-3, in connection with the Transactions (as amended or supplemented from time to time and including any document incorporated by reference therein, the “Schedule 13E-3”) will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (ii) the proxy statement relating to the Company Shareholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Schedule 13E-3 will comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

Section 4.05.         Sarbanes-Oxley; Internal Accounting Controls. (a) The Company is in compliance in all material respects with (i) the provisions of the United States Sarbanes-Oxley Act of 2002 that are applicable to it and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (“NYSE”).

(b)          The Company has implemented and maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Neither the Company nor, to the Company’s knowledge, its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in our internal control over financial reporting, in each case which has not been subsequently remediated. To the Company’s knowledge, there is no fraud, whether or not material, that involves the management of the Company or other employees who have a significant role in the internal controls over financial reporting utilized by the Company.

(c)          The Company has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that material information relating to the Company required to be included in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s chief executive officer and chief financial officer or other persons performing similar functions to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the United States Sarbanes-Oxley Act of 2002.

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Section 4.06.         No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, except for liabilities or obligations (a) as reflected or recorded on the Company’s audited consolidated balance sheets as of December 31, 2014 or in the notes thereto, included in the Company SEC Reports filed prior to the date hereof, (b) incurred pursuant to this Agreement or in connection with the Transactions, (c) incurred since December 31, 2014 in the ordinary course of business consistent with past practices, or (d) that would not constitute a Company Material Adverse Effect.

Section 4.07.         Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related hereto, since December 31, 2014, the Company and its Subsidiaries have conducted their respective businesses in all material respect in the ordinary course of business consistent with past practice and there has not been (a) any event, occurrence or development which has constituted a Company Material Adverse Effect; or (b) any action or event that, had such action or event occurred after the date of this Agreement and prior to the Effective Time, would have breached any of the covenants contained in the items (a) through (f) of Section 6.01.

Section 4.08.         Consents and Approvals; No Violations; Secured Creditors. (a) Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3 (including the Proxy Statement, which shall be filed as an exhibit thereof and incorporated by reference thereto) and the filing of one or more amendments thereto, (ii) compliance with the rules and regulations of NYSE, and (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions, except where the failure to make any such filings or give such notice or to obtain such permits, authorizations, consents or approvals would not constitute a Company Material Adverse Effect.

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(b)          The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Transactions will not (i) conflict with or violate or result in any breach of any provision of the memorandum and articles of association or other equivalent organizational document, in each case as amended, of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time, or both) a default under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, any loan, guaranty of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, license, contract, agreement, permit, concession, franchise, right or other instrument (each, a “Contract”) binding the Company or any of its Subsidiaries or result in the creation of any Lien, except Permitted Liens, upon any of the properties or assets of the Company or any of its Subsidiaries, or (iii) (assuming receipt of the Shareholder Approval and all filings and obligations described in Section 4.08(a) have been made or satisfied) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not constitute a Company Material Adverse Effect.

(c)          The Company does not have any secured creditors.

Section 4.09.         Property. (a) Section 4.09(a) of the Company Disclosure Schedule lists the location of each Owned Real Property that are material to the business of the Company and its Subsidiaries taken as a whole. Except as would not constitute a Company Material Adverse Effect, each of the Company and its Subsidiaries has good and marketable title to each of such parcels of Owned Real Property, free and clear of all Liens, except Permitted Liens.

(b)          Except as would not constitute a Company Material Adverse Effect, (i) each of Real Property Leases constitutes the valid and legally binding obligation of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, (ii) no termination event or condition or uncured default of a material nature on the part of the Company or any such Subsidiary or, to the Company’s knowledge, the landlord, exists under the Real Property Lease. Each of the Company and its Subsidiaries has a good and valid leasehold interest in each parcel of Leased Real Property that are material to the business of the Company and its Subsidiaries taken as a whole, free and clear of all Liens, except Permitted Liens. No party to any  Real Property Leases has given notice to the Company or any of its Subsidiaries of, or to the Company’s knowledge, has made a claim against the Company or any of its Subsidiaries with respect to any material breach or default thereunder.

(c)          Except as would not constitute a Company Material Adverse Effect, the Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property) that are material to the business of the Company and its Subsidiaries taken as a whole, in each case free and clear of all Liens, except Permitted Liens.

Section 4.10.         Intellectual Property. (a) The Company and its Subsidiaries own or possess adequate licenses or other valid and enforceable rights to use (in each case, free and clear of any Liens, except Permitted Liens), all Intellectual Property material to the business of the Company or its Subsidiaries as currently conducted or as contemplated to be conducted.

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(b)           To the Company’s knowledge, the use of any Intellectual Property by the Company or its Subsidiaries does not infringe upon or misappropriate, in any material respect, the Intellectual Property rights of any Person and is in accordance with any applicable license pursuant to which the Company or any of its Subsidiaries acquired the right to use any Intellectual Property. Neither the Company nor any of its Subsidiaries has received any written notice of any assertion or claim that it, or the conduct of the business of the Company and its Subsidiaries, is infringing upon or misappropriating, or has infringed or misappropriated, any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property.

(c)          To the Company’s knowledge, no Person is challenging, infringing upon or misappropriating any right of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or its Subsidiaries.

(d)          No material Intellectual Property owned by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

(e)          Except as would not constitute a Company Material Adverse Effect, each of the Company and its Subsidiaries own all right, title and interest in and to all Intellectual Property created or developed by, for or under the direction or supervision of the Company or such Subsidiary, and all current or former Employees, consultants or contractors who have participated in the creation or development of any such Intellectual Property have executed and delivered to the Company or such Subsidiary a valid and enforceable agreement (i) providing for the non-disclosure by such person of confidential information and (ii) providing for the assignment by such person to the Company or such Subsidiary of any Intellectual Property developed or arising out of such person’s employment by, engagement by or contract with the Company or such Subsidiary.

(f)          The Company and its Subsidiaries have taken actions reasonably necessary to maintain and protect each material item of Intellectual Property that they use. Immediately subsequent to the Effective Time, the Intellectual Property that is owned or used by the Company or its Subsidiaries shall be owned by or available for use by the Surviving Company and its Subsidiaries on terms and conditions materially identical to those under which the Company and its Subsidiaries owned or used the Intellectual Property immediately prior to the Effective Time.

(g)          The Company’s software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation are adequate for, and operate and perform substantially in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the Company’s business, and, except as set forth in Section 4.10(g) of the Company Disclosure Schedule, the Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery measures and technology consistent with industry practices.

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Section 4.11.         Legal Proceedings. (a) As of the date hereof, there is no litigation, suit, claim, action, demand letter, hearing, arbitrations, investigation or proceeding (each a “Proceeding”) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or any share, security, equity interest, property or assets of the Company or any of its Subsidiaries, before any Governmental Entity, which has, or if decided adversely to the Company would constitute a Company Material Adverse Effect.

(b)          Except as would not constitute a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor any property or assets of the Company or any of its Subsidiaries is subject to any outstanding order of, consent decree, settlement agreement or other similar written agreement with, or any investigation by any Governmental Entity that is pending, or, to the knowledge of the Company, threatened, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity.

Section 4.12.         Company Permits; Compliance with Laws. (a) Except as would not constitute a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries holds all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of all Governmental Entities necessary for each of them to own, lease, operate and use its properties and assets or to carry on their respective businesses as they are now being conducted (the “Company Permits”), (ii) all the Company Permits are in full force and effects and the Company and its Subsidiaries are in compliance with the terms of the Company Permits in all material respects and (iii) no suspension or cancellation of any of the Company Permits is pending or, to the Company’s knowledge, threatened. To the Company’s knowledge, no Company Permit will cease to be effective as a result of the Transactions.

(b)          Each of the Company and its Subsidiaries is in compliance with and is not in default under or in violation of any Law applicable to the Company, such Subsidiary or its business, or by which any property or asset or right of the Company or such Subsidiary is bound or affected, except for any non-compliance, default or violation that would not constitute a Company Material Adverse Effect. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has received any notice or communication of any material non-compliance with any applicable Laws that has not been cured.

(c)          Neither the Company nor any of its Subsidiaries is in violation of, in any material respect, any applicable anti-bribery and anti-corruption Laws that apply to the Company or any of its Subsidiaries, including (i) the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder and (ii) the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by SAIC on November 15, 1996, if applicable.

(d)          Neither the Company nor any Company Affiliate is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

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Section 4.13.         Employee Benefit Plans.   (a) Except as set forth in Section 4.13(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries maintains or contributes to, has made any plan or commitment to, whether legally binding or not, or has any liability, direct or indirect, contingent or otherwise (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar agreement) with respect to Company Benefit Plans. Each Company Benefit Plan has been maintained and administered in accordance with its terms in all material respects.

(b)          None of the Company Benefit Plans was or is subject to Title IV of the Employee Retirement Income Security Act of 1974, as amended.

(c)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with another event, such as a termination of employment) will (i) result in any payment becoming due to any current or former Employee of the Company or any of its Subsidiaries under any of the Company Benefit Plans or otherwise; (ii) increase any benefits otherwise payable under any of the Company Benefit Plans; or (iii) result in any acceleration of the time of payment or vesting of any such benefits.

(d)          With respect to each Company Benefit Plan, (i) each document prepared in connection therewith complies in all material respects with applicable Law, (ii) such Company Benefit Plan has been operated in all material respects in accordance with its terms, applicable Law, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, and (iii) there are no pending or, to the Company’s knowledge, threatened Proceedings with respect to such Company Benefit Plan or against the assets of such Company Benefit Plan (except for claims for benefits in the ordinary course of business consistent with the terms of the applicable Company Benefit Plan), and no circumstance, fact or event exists that could result in any material default under or material violation of such Company Benefit Plan.

(e)          The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any options to acquire Shares or any restricted Shares to any Employees of the Company after the date hereof.

Section 4.14.         Labor Matters. (a) There are no labor or collective bargaining agreements which pertain to the Employees of the Company or any of its Subsidiaries.

(b)          Except as would not constitute a Company Material Adverse Effect, (i) there is no material dispute pending, or, to the knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective current or former Employees of, (ii) each of the Company and its Subsidiaries is in compliance in all material respects with all applicable Laws relating to employment, termination, wages, hours, social security, collective bargaining, payment and withholding of Taxes, in each case, with respect to each of their current (including those on layoff, disability or leave of absence, whether paid or unpaid) and former Employees, (iii) neither the Company nor any of its Subsidiaries is liable for any material payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits for Employees, and (iv) there is no unfair labor practice complaint or charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person.

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Section 4.15.         Environmental Matters. Except as would not constitute a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries is now and has been in compliance with all applicable Laws relating to the protection of natural resources, the environment, public and employee health and safety, pollution and the release of or exposure to Hazardous Materials (the “Environmental Laws”), possesses all permits, authorizations, licenses or similar approvals necessary under applicable Environmental Laws to conduct its businesses as presently conducted (the “Environmental Permits”), is now and has been in compliance with the terms of the Environmental Permits, (b) no property currently owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance in a manner that would reasonably be expected to require remediation or that is in violation of any Environmental Law, (c) the Company and its Subsidiaries are not subject to any outstanding written orders, decree, injunction or agreement with any Governmental Entity or other Person with respect to any liabilities or obligations relating to any Environmental Laws or any Hazardous Material, and (d) no Proceedings are pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries alleging the violation of or seeking to impose liability pursuant to any Environmental Law, and there are no investigations pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries under Environmental Laws.

Section 4.16.         Taxes.

(a)          Each of the Company and its Subsidiaries has (i) prepared (or caused to be prepared) and timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material Tax Returns required to be filed by it, and all such filed Tax Returns are true, complete and accurate in all material respects, (ii) paid all material Taxes that are required to be paid by any of them (whether or not shown to be due and payable on any Tax Return) other than those Taxes that are being contested in good faith pursuant to appropriate proceedings, (iii) as of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of any Tax Return or Taxes, and (iv) there are no material Liens for Taxes with respect to any asset of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due or Liens for Taxes being contested in good faith by appropriate proceedings.

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(b)          No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries by any Governmental Entity that has not been satisfied by payment, settled or withdrawn.

(c)          All material amounts of Tax required to be withheld by the Company and each of its Subsidiaries have been timely withheld, and to the extent required by applicable Law, all such withheld amounts have been timely paid over to the appropriate Governmental Entity.

(d)          No written claim has been made by a Governmental Entity in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(e)          Each of the Company’s Subsidiaries formed in the PRC has, in accordance with applicable Law, duly registered with the relevant PRC Governmental Entity, obtained and maintained the validity of all national and local Tax registration certificates and complied in all material respects with all requirements imposed by such Governmental Entity. No submissions made to any Governmental Entity in connection with obtaining Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments or Tax rebates contained any material misstatement or omission that would have affected the granting of such Tax exemptions, preferential treatments or rebates. No suspension, revocation or cancellation of any such Tax exemptions, preferential treatments or rebates is pending or, to the Company’s knowledge, threatened. To the Company’s knowledge, the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments, and will not result in the claw-back or recapture of any such Tax exemptions, Tax holidays, Tax deferrals, Tax incentives or other preferential Tax treatments.

Section 4.17.         Material Contracts. (a) Except for this Agreement, Contracts filed as exhibits to the Company SEC Reports and Contracts listed in Section 4.17 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by:

(i)          any Contract that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

(ii)         any Contract relating to the purchase or sale of any Shares or other securities of the Company or any of the Company’s Subsidiaries;

(iii)        any joint venture contracts, strategic cooperation or partnership arrangements, or other agreements involving a sharing of profits, losses, costs or liabilities by the Company or any of its Subsidiaries with any third party;

(iv)        any Contract with any Governmental Entity;

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(v)         any Contract involving the payment or receipt of amounts by the Company or its Subsidiaries, or relating to indebtedness for borrowed money or any financial guaranty, of more than US$1,000,000;

(vi)        any non-competition Contract or other Contract that grants material exclusive rights to the counterparty thereto, in each case, that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business;

(vii)       any Contract pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a purchase price of more than US$1,000,000;

(viii)      any Contract that contains restrictions with respect to (A) payment of dividends or any distribution with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) issuance of guaranty by the Company or any of its Subsidiaries;

(ix)         any Contract between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer of the Company, any Person beneficially owning five percent or more of the Shares (or their respective Affiliates), on the other, excluding any Company Benefit Plans;

(x)          each Contract providing for any earn-out payment payable by the Company or any of its Subsidiaries to any third party after the date hereof;

(xi)         any Contract providing for any change of control or similar payments in excess of US$1,000,000; or

(xii)        any other Contracts, whether or not made in the ordinary course of business, which are material to the Company and its Subsidiaries, taken as a whole, or the conduct of their respective business, or the absence of which would constitute a Company Material Adverse Effect.

Each such Contract described in clauses (i) to (xii) above is referred to herein as a “Material Contract.”

(b)          Except as would not constitute a Company Material Adverse Effect, (i) each Material Contract constitutes the valid and legally binding obligation of the Company or any of its Subsidiaries party thereto and, to the Company’s knowledge, the other parties thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, (ii) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto, is in breach or violation of, or default under, any Material Contract, (iii) no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material Contract, and (iv) neither the Company nor any of its Subsidiaries has received any written claim or notice of default, termination or cancellation under any such Material Contract.

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Section 4.18.         Insurance Matters. All material insurance policies, programs and arrangements of the Company are in full force and effect in all material respects and are of the type and in amounts customarily carried by Persons conducting business similar to the Company. No written notice of cancellation or modification has been received by the Company, and, to the Company’s knowledge, there is no existing default or event which, with or without due notice or lapse of time or both, would constitute a default, by any insured thereunder. The Company has no reason to believe that it or any of its Subsidiaries will not be able (a) to renew its existing insurance coverage as and when such policies expire or (b) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted at a reasonable cost. Neither the Company nor any of its Subsidiaries knows of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of its respective insurance policies. Neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

Section 4.19.         Solvency. (a) Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy Law nor does the Company have any knowledge that its creditors intend to initiate involuntary bankruptcy Proceedings or any knowledge of any fact which would reasonably lead a creditor to do so.

(b)          The Company and its Subsidiaries, individually and on a consolidated basis, are not Insolvent as of the date hereof, and after giving effect to the Transactions to occur at the Closing, will not be, Insolvent, immediately after the Effective Time.

Section 4.20.         Anti-takeover Statutes. The Company is not a party to any shareholder rights plan, “poison pill” or similar agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association (each, a “Takeover Statute”) is applicable to the Company, the Shares or the Transactions.

Section 4.21.         Brokers. No broker, finder or investment banker (other than the SC Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any of its Affiliates (exclude Parent Related Party). The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the SC Financial Advisor pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.22.         Deposit Agreement. The Deposit Agreement is the currently effective deposit agreement between the Company and the Depositary and constitutes the entire agreement of the parties thereto, and supersedes all other agreements or understandings, whether written or oral, with respect to the subject matter thereof.

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Section 4.23.         No Additional Representations. Except for the representations and warranties made by the Company in this Article IV, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any of their respective Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to Parent or Merger Sub or any of their Affiliates or Representatives, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and each of Parent and Merger Sub acknowledges the foregoing. Except in the event of fraud, neither the Company nor any other Person will have or be subject to any liability or indemnity obligations to Parent, Merger Sub or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to Parent, Merger Sub or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in Article IV.

Article V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the corresponding section or subsection of the disclosure schedule delivered by Parent to the Company on the date hereof (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other sections or subsections of this Article V to which the relevance of such item is reasonably apparent on its face), Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01.         Organization; Standing. Each of Parent and Merger Sub is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and has all requisite corporate power and authority to carry on its business as presently conducted and proposed by it to be conducted and to own, lease and operate its properties and assets, except the failure to be so organized, validly existing or in good standing or to have such power or authority would not have a Parent Material Adverse Effect.

Section 5.02.         Memorandum and Articles of Association. Parent has made available to the Company a complete and correct copy of the memorandum and articles of association, or other equivalent organizational documents of Parent and the memorandum and articles of association or other equivalent organizational documents of Merger Sub, each as amended to date and are currently in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its memorandum and articles of association or other equivalent organizational documents.

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Section 5.03.         Capitalization.

(a)          The authorized share capital of the Parent consists of US$ 50,000 divided into 5,000,000 ordinary shares, par value US$ 0.01 per share. As of the date hereof, 100 ordinary shares of Parent were issued and outstanding. All the outstanding ordinary shares of Parent are duly authorized, validly issued, fully paid and non-assessable.

(b)          The authorized share capital of Merger Sub consists of US$ 50,000 divided into 50,000 ordinary shares, par value US$1.00 per share. As of the date of this Agreement, 50,000 ordinary shares of Merger Sub were issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time, will have no, assets, liabilities or obligations of any nature other than those incident to its formation or capitalization, or pursuant to this Agreement, or related to the Transactions.

Section 5.04.         Authority Relative to This Agreement. (a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation of the Transaction by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than the filings, notifications and other obligations and actions described in Section 5.05(b)). This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)          The Parent Board, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have duly and validly authorized the execution and delivery of this Agreement and the consummation of the Transactions, and taken all corporate actions required to be taken by the Parent Board, and by the board of directors of Merger Sub and by Parent as the sole shareholder of Merger Sub, for the consummation of the Transactions (including the Merger).

Section 5.05.         Consents and Approvals; No Violations; Secured Creditors. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the memorandum and articles of association or other organizational documents of either Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained or taken, and all filings and obligations described in Section 5.05(b) have been made or satisfied, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (with or without due notice or lapse of time or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Liens for purposes of the Debt Financing) on any property or asset of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have a Parent Material Adverse Effect.

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(b)          The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, the filing of the Schedule 13E-3, the filing of one or more amendments thereto and the filing of one or more amendments to Schedule 13D, (ii) compliance with the rules and regulations of NYSE, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the Cayman Companies Law, and (iv) any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, where the failure to obtain or make, as applicable, would not have a Parent Material Adverse Effect.

(c)          Merger Sub does not have any secured creditors.

Section 5.06.          Financing. (a) Parent has delivered to the Company a true, complete and correct copy of an executed debt commitment letter from Ping An Bank Co., Ltd. (the “Lender”) to Parent (the “Debt Commitment letter”), pursuant to which the Lender has committed, subject to the terms and conditions thereof (until such time as the parties thereto enter into the facility agreement on the terms set out in the Debt Commitment Letter (the “Facility Agreement” and together with the Debt Commitment Letter, the “Debt Financing Documents”) in which case thereafter, pursuant to such Facility Agreement), to provide debt financing in the amount set forth therein, the proceeds of which will be used to finance the consummation of the Transactions (the “Debt Financing”).

(b)          As of the date hereof, (i) the Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of the parties thereto, and (ii) the Debt Commitment Letter has not been amended, supplemented or replaced, and no such amendment, supplement or replacement is contemplated, and the obligations and commitments contained in the Debt Commitment Letter have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or restriction is contemplated; provided that Parent and Merger Sub may replace, amend or supplement the Debt Financing Documents to the extent permitted by Section 7.14.

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(c)           As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would be reasonably expected to constitute a default or breach, to the knowledge of Parent, of any party thereto, under the Debt Commitment Letter. As of the date of this Agreement, Parent and Merger Sub do not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available at the Effective Time. The Debt Commitment Letter (and after the Facility Agreement is entered into, the Facility Agreement) contains all of the conditions precedent to the obligations of the parties thereunder to make the Debt Financing available on the terms therein. The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Debt Financing or the Alternative Debt Financing.

(d)          Assuming (i) the Debt Financing is funded in accordance with the Debt Financing Documents and (ii) the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, Parent and Merger Sub shall have at the Effective Time sufficient cash, or other sources of immediately available funds, to make payment of all of the amounts required to be provided by Parent and Merger Sub for the consummation of the Transactions, and for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration and the payment of all associated costs and expenses of the Merger.

Section 5.07.         Ownership of Company Shares. As of the date hereof, other than 157,000,000 Shares owned by Parent and its Affiliates or as a result of this Agreement, neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of or any options, warrants or other rights to acquire any Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in the Company.

Section 5.08.         Solvency. Parent and Merger Sub, individually and on a consolidated basis, are not Insolvent as of the date hereof, and, assuming the satisfaction of the conditions to the obligations of Parent and Merger Sub to consummate the Merger as set forth in Section 8.01 and Section 8.02, after giving effect to the Transactions to occur at the Closing, will not be Insolvent immediately after the Effective Time. Neither Parent nor Merger Sub is in default in any material respect with respect to any indebtedness, except for any such default as would not have a Parent Material Adverse Effect.

Section 5.09.         Certain Arrangements. As of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any of Company’s and its Subsidiaries’ directors, officers, employees or shareholders, on the other hand, that relate in any way to the Transactions; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration in connection with the Transactions or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

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Section 5.10.         Absence of Litigation. As of the date hereof, (a) there is no Proceeding pending or, to the knowledge of Parent and Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates (other than any Company Related Party) before any Governmental Entity, (b) there is no judicial judgment, ruling, order or decision outstanding against Parent, Merger Sub or any of their respective Affiliates (other than any Company Related Party) and (c) Parent, Merger Sub and their respective Affiliates (other than any Company Related Party) are not subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or to the knowledge of Parent, continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity, in each case of the foregoing clauses (a) – (c), that would, or would reasonably be expected to, have a Parent Material Adverse Effect.

Section 5.11.         Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub with respect to itself or its Affiliates or Representatives for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented or (b) the Proxy Statement will, at the date of first mailing the Proxy Statement to the shareholders of the Company or any amendments or supplements thereto, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Schedule 13E-3 or the Proxy Statement.

Section 5.12.         Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.13.         Independent Investigation. Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its own independent investigation, review and analysis of the Company and its Subsidiaries and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except for the representations and warranties of the Company set forth in Article IV).

Section 5.14.         No Additional Representations. Except for the representations and warranties made by the Parent and Merger Sub in this Article V, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their respective Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects or any information provided to the Company or any of its Affiliates or Representatives, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information in connection with the Transactions, and the Company acknowledges the foregoing. Except in the event of fraud, neither Parent nor Merger Sub nor any other Person will have or be subject to any liability or indemnity obligations to the Company or any other Person resulting from the distribution or disclosure or failure to distribute or disclose to the Company or any of its Affiliates or Representatives, or their use of, any information, unless and to the extent such information is expressly included in or required by the representations and warranties contained in this Article V.

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Article VI

COVENANTS RELATED TO CONDUCT OF BUSINESS

Section 6.01.         Conduct of Business of the Company. Except as required by applicable Law or as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, during the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, unless Parent shall otherwise consent in writing, which consent shall not be unreasonably withheld, delayed or conditioned, (A) the Company will, and will cause each of its Subsidiaries to, use commercially reasonable efforts to (i) conduct its operations in the ordinary course of business consistent with past practice, taken as a whole, in all material respects, (ii) seek to preserve intact its current business organizations, seek to keep available the service of its current officers, key employees, key consultants and key contractors, and seek to preserve its relationships with customers, suppliers and others having business dealings with the Company and its Subsidiaries, and (B) the Company shall not, and shall not permit any of its Subsidiaries to,

(a)          amend the memorandum and articles of association or other similar organizational documents of the Company or any of its Subsidiaries;

(b)          issue, sell, pledge, dispose of, transfer, deliver, grant or encumber, or authorize the issuance, sale, pledge, disposition, transfer, delivery, grant or encumbrance of (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any shares of the Company or any of its Subsidiaries, or any options, warrants, convertible securities or other rights of any kind to acquire any shares, or any equity equivalents (including, without limitation, any share options or share appreciation rights) of the Company or any of its Subsidiaries;

(c)          declare, set aside or pay any dividend or make any other actual, constructive or deemed distribution (whether in cash, share or property or any combination thereof) with respect of the share capital of the Company or any of its Subsidiaries (except for any dividend or distribution by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary of the Company);

(d)          (i) split, combine, subdivide or reclassify any share capital of the Company or any of its Subsidiaries, (ii) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, or (iii) enter into any agreement with respect to the voting of the share capital of the Company;

(e)          effect any merger, consolidation, scheme of arrangement, amalgamation, liquidation, dissolution, reorganization, restructuring or similar transaction involving the Company or any of its Subsidiaries;

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(f)          create any new Subsidiary or joint venture;

(g)          (i) incur, modify, renew or assume any long-term or short-term debt or issue any debt securities, except for borrowings under existing lines of credit in the ordinary course of business consistent with past practice and, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business consistent with past practice and in amounts not in excess of US$5,000,000 in the aggregate, and except for guarantees of obligations of Wholly Owned Subsidiaries of the Company, (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than to Wholly Owned Subsidiaries of the Company), in amounts in excess of US$5,000,000 in the aggregate, or (iv) mortgage or pledge any material assets of the Company and any of its Subsidiaries, tangible or intangible, or create or suffer to exist any Lien thereupon to secure obligations in amounts in excess of US$5,000,000 in the aggregate;

(h)          except as may be required by Law or Contract existing on the date hereof, or except as is in the ordinary course of business consistent with past practice, (i) enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, share option, share appreciation right, restricted share, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any employee of the Company or any of its Subsidiaries in any manner, (ii) increase in any manner the compensation or fringe benefits of any employee of the Company or any of its Subsidiaries, or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of share appreciation rights or performance units), or (iii) forgive any loans to any employee of the Company or any of its Subsidiaries;

(i)          acquire, sell, lease or dispose of any assets, in any transaction or related series of transactions, in excess of US$5,000,000;

(j)          make any changes with respect to any credit practice, method of financial accounting, financial accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in GAAP or applicable Law;

(k)          (i) acquire any company, partnership or other business organization or division thereof or any equity interest therein, other than in the ordinary course of business consistent with past practice and with a value or purchase price not in excess of US$5,000,000 individually; or (ii) authorize any new capital expenditures which are in excess of US$5,000,000 individually, other than capital expenditures necessary to maintain existing assets in good repair;

(l)          make, change or revoke any material Tax election, settle or finally resolve any material controversy with respect to Taxes, or change (or make a request to any Governmental Entity to change) any material aspect of its method of accounting for Tax purposes;

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(m)          pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (A) in the ordinary course of business consistent with past practice and (B) not in excess of US$1,000,000 in the aggregate;

(n)          waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

(o)          settle or compromise any pending or threatened Proceeding relating to the Transactions;

(p)          except in the ordinary course of business consistent with past practice, (i) cancel, materially modify, terminate or grant a waiver of any rights under any Material Contract (except for any modification or amendment that is beneficial to the Company), (ii) enter into a new Contract that would be a Material Contract if in existence as of the date of this Agreement, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

(q)          enter into any material new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company’s or its Subsidiaries’ business that is conducted as of the date of this Agreement;

(r)          fail to make in a timely manner any filings or registrations with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder or any PRC Governmental Entity;

(s)          (i) except in the ordinary course of business, abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any material Intellectual Property that the Company or any of its Subsidiaries currently uses; (ii) grant to any third party any license, or enter into any covenant not to sue, with respect to any such material Intellectual Property; (iii) develop, create or invent any material Intellectual Property jointly with any third party, except under existing arrangements in the ordinary course of business; (iv) disclose or allow to be disclosed any material confidential information with respect to such Intellectual Property to any Person, other than employees of the Company or its Subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof; (v) fail to notify Parent promptly of any material infringement, misappropriation or other violation of or conflict with any such Intellectual Property of which the Company or any of its Subsidiaries becomes aware and to reasonably consult with Parent regarding the actions (if any) to take to protect such Intellectual Property; or (vi) fail to perform or make any applicable filings, recordings or other similar actions, or fail to pay fees or Taxes required or advisable to maintain and protect its interest in each and every item of such material Intellectual Property; or

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(t)          take, propose to take, or agree to take, any of the actions described in (a) through (s).

Section 6.02.         Conduct of Business by Merger Sub. Except as expressly contemplated by or permitted by this Agreement or with the written consent of the Company, during the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article IX, the Merger Sub shall not engage in any business activity or operations other than for the purpose of consummating the Transactions, and the Parent shall not engage in any business activity or operations that would have a Parent Material Adverse Effect.

Section 6.03.         No Control of the Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or Merger Sub’s operations prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01.         Preparation of the Proxy Statement and Schedule 13E-3. (a) As promptly as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare, and cause to be mailed to the shareholders of the Company as promptly as practicable after having cleared the SEC comments on the Schedule 13E-3, the Proxy Statement. Parent and Merger Sub shall promptly furnish all information as the Company may reasonably request in connection with such actions and the preparation of the Proxy Statement. The Company will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement prior to mailing the Proxy Statement to the shareholders or any amendments or supplements thereto.

(b)          Concurrently with the preparation of the Proxy Statement, the Company, Parent and Merger Sub shall jointly prepare and cause to be filed with the SEC the Schedule 13E-3. Each of the Company, Parent and Merger Sub shall use its reasonable best efforts so that the Schedule 13E-3 will comply as to form and substance in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Each party shall, as promptly as practicable after the receipt thereof, provide to the other party copies of any written comments and advise the other party of any oral comments, with respect to the Schedule 13E-3, received from the SEC and will use its reasonable best efforts to resolve and respond promptly to any comments of the SEC regarding the Schedule 13E-3. Each of Parent, Merger Sub and the Company will be provided with reasonable opportunity to review and comment on the initial Schedule 13E-3 and any amendment or supplement thereto prior to filing with the SEC.

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(c)          If at any time prior to the Effective Time, any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers, should be discovered by the Company, Parent or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or the Schedule 13E-3, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other party and an appropriate amendment to the Schedule 13E-3 describing such information shall be promptly filed with the SEC and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by applicable Law.

(d)          Notwithstanding anything herein to the contrary, and subject to compliance with the terms of Section 7.04, in connection with any disclosure regarding a Change of Recommendation, the Company shall not be required to provide Parent or Merger Sub with the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) the Schedule 13E-3 or the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.02.         Company Shareholders Meeting. (a) Subject to Section 7.04(d) , the Company shall cause a meeting of its shareholders for the purpose of voting on the approval and authorization of this Agreement and the Transactions (including the Merger) (the “Company Shareholders Meeting”) to be duly called and held in accordance with the applicable Law and the memorandum and articles of association of the Company as soon as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and, in the case of calling of the Company Shareholders Meeting, in any event within ten (10) days after such confirmation, provided, that the Company may postpone or adjourn the Company Shareholders Meeting, (i) with the written consent of Parent, (ii) if at the time the Company Shareholders Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board (acting upon the recommendation of the Special Committee) has determined in good faith after consultation with outside counsel is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholders Meeting; provided, however, that notwithstanding the foregoing, the Company Shareholders Meeting shall be held no later than forty five (45) calendar days following the mailing to the shareholders of the Proxy Statement.

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(b)          Subject to Section 7.04(d), the Company shall (i) establish a record date (the “Record Date”) for determining shareholders of the Company entitled to notice of and vote at the Company Shareholders Meeting and (ii) instruct or otherwise cause the Depositary to (A) fix the Record Date as the record date for determining the holders of ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Shares represented by ADSs (the “Record ADS Holders”), (B) provide all proxy solicitation materials to all Record ADS Holders and (C) vote all Shares represented by ADSs in accordance with the instructions of such corresponding Record ADS Holders.

(c)          Unless there has been a Change of Recommendation pursuant to Section 7.04(d), (i) the Company Board shall make the recommendation that the shareholders of the Company approve and authorize this Agreement and the Transactions (including the Merger) (the “Company Board Recommendation”) and include the Company Board Recommendation in the Proxy Statement, and (ii) the Company shall use its reasonable best efforts in accordance with applicable Law and the memorandum and articles of association of the Company to solicit from the holders of the Shares proxies in favor of the approval and authorization of this Agreement and the Transactions (including the Merger) and take all other actions necessary or desirable to secure the Shareholder Approval. Upon reasonable request of Parent, the Company shall use its reasonable best efforts to advise Parent on a daily basis on each of the last ten Business Days prior to the date of the Company Shareholders Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Shareholder Approval.

(d)          At the Company Shareholders Meeting, and any other meeting of the shareholders of the Company called to seek the Shareholder Approval or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to this Agreement, the Plan of Merger or the Transactions (including the Merger) is sought, Parent and/or Merger Sub shall vote, and shall cause their respective Affiliates to vote, or cause to be voted, all Shares held directly or indirectly by them and their respective Affiliates as of the date hereof in favor of the authorization and approval of this Agreement, the Plan of Merger and the Transactions (including the Merger).

Section 7.03.         Access to Information. (a) From the date hereof until the Effective Time and subject to applicable Law and the terms of any Contract existing on the date hereof to which any of the Company and its Subsidiaries is a party, the Company shall, and shall cause its Subsidiaries to, upon reasonable advance notice from Parent, (i) provide to Parent and Parent’s Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, that no investigation pursuant to this Section 7.03(a) shall affect or be deemed to modify any of the representations or warranties made by the Company. Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure could (x) result in the loss of attorney-client or other legal privilege of the Company or any of its Subsidiaries, (y) contravene any applicable Law or requirements of any Governmental Entity, or (z) violate the confidentiality provision under any Contract entered into prior to the date of this Agreement; provided, however, that in each of the foregoing clauses (x) – (z), the Company shall use its reasonable best efforts to permit access to or to disclose such information in a manner that would not result in such loss, contravention or violation. Notwithstanding the foregoing, any such investigation shall be conducted in such a manner as not to unreasonably interfere with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the timely discharge by the Employees of the Company or its Subsidiaries of their duties.

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(b)          All information obtained by Parent pursuant to this Section 7.03 shall be kept confidential in accordance with Section 10.08. Parent shall be responsible for any unauthorized disclosure of any such information provided or made available pursuant to this Section 7.03 by its Representatives.

Section 7.04.         No Solicitation of Transactions. (a) The Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any Representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to the Company or any of its Subsidiaries, or take any other action to knowingly facilitate, any Acquisition Proposal, (iii) agree to, approve, endorse or recommend any Acquisition Proposal or enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal (other than any Acceptable Confidentiality Agreement), or (iv) release any third party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party. Immediately after the execution and delivery of this Agreement, the Company shall, and shall cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal.

(b)          Notwithstanding anything in Section 7.04(a) to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 7.04 and that has not been withdrawn, (i) the Company and its Representatives may contact such Person to clarify and understand the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal and to notify such Person of the restrictions of this Section 7.04, and (ii) if the Company Board has determined, in its good faith judgment, upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that such Acquisition Proposal constitutes or would reasonably be expected to result in a Superior Proposal, and that, in light of such Acquisition Proposal, failure to furnish such information to or enter into discussions with the Person who made such Acquisition Proposal would be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law, then the Company and its Representatives may (x) furnish information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) as promptly as practicable (but in no case later than 48 hours) after its receipt thereof, and shall thereafter inform Parent on a reasonably current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) obtain from such Person an Acceptable Confidentiality Agreement (it being understood that an Acceptable Confidentiality Agreement and any related agreements shall not include any provision granting such Person exclusive rights to negotiate with the Company or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) and (3) give Parent a copy of any material information delivered to such Person that was not previously provided to Parent promptly after such information is provided to such Person.

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(c)          Except as expressly permitted by this Section 7.04, neither the Company Board nor any committee thereof shall (i) (A) fail to make a Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement, (B) withhold, withdraw (or not continue to make), qualify or modify, or propose to withhold, withdraw (or not continue to make), qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (C) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any Acquisition Proposal, (D) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (E) publicly announce its intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in clauses (A) through (E) being referred to as a “Change of Recommendation”), or (ii) authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, merger agreement or other similar agreement relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 7.04(b)) (each, an “Alternative Acquisition Agreement”). The Company acknowledges and agrees that the doing of any of the foregoing by any of its Subsidiaries or Representatives shall be deemed to be a breach by the Company of this Section 7.04(c).

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(d)          Notwithstanding anything in this Section 7.04 to the contrary, prior to the time the Shareholder Approval is obtained, but not after, if the Company has received a written, bona fide proposal or offer with respect to an Acquisition Proposal that did not arise or result from a breach of Section 7.04(a), that is not withdrawn and that the Company Board determines, upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), in its good faith judgment, that such Acquisition Proposal constitutes a Superior Proposal, the Company Board may, upon recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), (i) make a Change of Recommendation, and/or (ii) authorize the Company to terminate this Agreement pursuant to Section 9.03(b) to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if the Company Board determines, upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), in its good faith judgment, failure to do so would be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law; provided, that (A) the Company has provided at least five (5) Business Days’ (the “Negotiation Period”) prior written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal (which notice shall include the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal) and indicating that the Company Board intends to take such action, it being understood that the Notice of Superior Proposal or any amendment or update thereto or the determination to so deliver such notice shall not constitute a Change of Recommendation, (B) during the Negotiation Period, the Company shall have negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, so that such Acquisition Proposal would cease to constitute a Superior Proposal (any material amendment to the terms of such Superior Proposal during the Negotiation Period shall require a new Notice of Superior Proposal of the terms of such amended Superior Proposal from the Company and an additional Negotiation Period that satisfies this Section 7.04(d), provided that any additional Negotiation Period shall be reduced to three (3) Business Days), and (C) following the end of the Negotiation Period (or any additional Negotiation Period, if applicable), the Company Board determines, in its good faith judgment upon the recommendation of the Special Committee (after consultation with a financial advisor of internationally recognized reputation and independent legal counsel), that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal and that failure to take any of the actions referenced in subsection (i) or (ii) herein would be inconsistent with its fiduciary duties to the Company and its shareholders under applicable Law.

(e)          Nothing contained in this Section 7.04 shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the United States of America, or other applicable Laws, with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 7.04; provided, further, that if such disclosure includes a Change of Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 9.04(b) (it being understood that a statement by the Company that factually describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look or listen” communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not be deemed a Change of Recommendation).

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Section 7.05.         Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each party shall use its reasonable best efforts to (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Entity with jurisdiction over enforcement of any applicable Laws with respect to the Transactions, and coordinate and cooperate fully with the other parties in exchanging such information and providing such assistance as the other parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Entity in connection with such filings or submissions, (y) permitting the other parties to review in advance, and consulting with the other parties on, any proposed filing, submission or communication (whether verbal or written) by such party to any Governmental Entity, and (z) giving the other parties the opportunity to attend and participate at any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry); and (ii) take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain the regulatory approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each party shall cause its respective proper officers and directors to use their reasonable best efforts to take all such action.

(b)          Each party shall, upon reasonable request by any other party, furnish such other party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Transactions.

(c)          Each party agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Proceeding with respect to the Transactions (including the Merger), and to have vacated, lifted, reversed or overturned any order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

Section 7.06.         Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, unless otherwise required by applicable Law or the requirements of the NYSE and subject to the provisions of Section 7.04, each of Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the Transactions (including the Merger), and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

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Section 7.07.         Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, comply with all of the Company’s obligations, and shall cause its Subsidiaries to comply their respective obligations, in each case, under the Company’s or such Subsidiary’s memorandum and articles of association or similar constitutional documents in effect as of the date hereof or any written indemnification agreement between the Company and any Indemnified Party as of the date hereof and disclosed to Parent in the Company Disclosure Schedule, to indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or any of its Subsidiaries (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. The memorandum and articles of association of the Surviving Company shall contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the memorandum and articles of association of the Company as in effect on the date hereof, except to the extent prohibited by the applicable Law, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b)          Parent or the Surviving Company shall have the right, but not the obligation, to assume and control the defense of any threatened or actual Proceeding relating to any acts or omissions covered under this Section 7.07 unless there is a conflict of interest between Parent and the Surviving Company, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual Proceeding relating to the transactions contemplated hereby); provided, that neither Parent nor the Surviving Company shall settle, compromise or consent to the entry of any judgment in any such Proceeding for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnified Parties shall cooperate in the defense of any Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith

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(c)          For a period of six (6) years after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain the Company’s and its Subsidiaries’ existing policies of directors’ and officers’ liability insurance for the benefit of those Persons who are covered by such policies at the Effective Time (or the Surviving Company may substitute therefor policies of substantially equivalent coverage with respect to matters occurring prior to the Effective Time containing terms and conditions that are not less favorable to those Persons), provided, that in no event shall the Surviving Company be required to expend pursuant to this Section 7.07(c) more than an amount per year equal to 300% of the annual premium of the existing policies. The Company may prior to the Effective Time at its option purchase, for an amount not to exceed 300% of the annual premium of the existing policies, a six (6) year “tail policy” on terms and conditions providing substantially equivalent benefits as the existing policies of directors’ and officers’ liability insurance maintained by the Company. If such prepaid “tail policy” has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 7.07(c) and the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

(d)          If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other company or entity and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, company or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations set forth in this Section 7.07.

(e)          The agreements and covenants contained in this Section 7.07 shall be in addition to any other rights an Indemnified Party may have under the memorandum and articles of association of the Company or any of its Subsidiaries (or equivalent constitutional documents), or any agreement between an Indemnified Party and the Company or any of its Subsidiaries as of the date hereof, under any applicable Law, or otherwise. The provisions of this Section 7.07 shall survive the consummation of the Merger and shall be binding on all successors and assigns of Parent and the Surviving Company and their respective Subsidiaries, and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 7.07. The obligations of Parent and the Surviving Company under this Section 7.07 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party without the consent of such Indemnified Party.

(f)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective officers, directors and employees; it being understood and agreed that the indemnification provided for in this Section 7.07 is not prior to or in substitution for any such claims under any such policies

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Section 7.08.         Notification of Certain Matters. The Company shall, upon obtaining knowledge of any of the following, give prompt notice to Parent, and Parent shall, upon obtaining knowledge of any of the following, give prompt notice to the Company, of

(i)          any breach of any representation or warranty or failure to perform any covenant or agreement on the part of such Person set forth in this Agreement that would cause the conditions set forth in Article VIII not to be satisfied; provided that the delivery of any notice pursuant to this Section 7.08 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; provided, further, that failure to give notice pursuant to this Section 7.08 shall not constitute a failure of a condition to the Merger set forth in Article VIII except to the extent that the underlying fact or circumstance not so notified would, standing alone, constitute such a failure;

(ii)         any notice or other communication from any Governmental Entity in connection with the Merger;

(iii)        any Proceedings commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against the Company or any of its Subsidiaries or Parent or any of its Affiliates which, as the case may be, if pending on the date of this Agreement, would have been required to have been disclosed by such Person pursuant to any of such Persons’ representations and warranties contained herein, or that relate to such Person’s ability to consummate the Merger; or

(iv)        any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the Transactions;

together, in each case, with a copy of any such notice, communication or Proceeding; provided, however, that the delivery of any notice pursuant to this Section 7.08 shall not cure such breach or non-compliance or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.09.         Fees and Expenses. Subject to Section 9.05, whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expenses.

Section 7.10.         Delisting of Securities. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to cause the Shares and ADSs to be (a) delisted from NYSE as promptly as practicable after the Effective Time and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

Section 7.11.         Anti-takeover Statutes. If any Takeover Statute is or may become applicable to the Merger and the other Transactions, the parties shall use their reasonable best efforts to take all action necessary (including, in the case of the Company and the Company Board, grant all necessary approvals) so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to lawfully eliminate or minimize the effects of such Takeover Statute or provision in the Company’s memorandum and articles of association on the Merger and the other Transactions.

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Section 7.12.         Resignations. To the extent requested by Parent in writing at least five (5) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

Section 7.13.         Participation in Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the Transactions, and no such litigation shall be settled or compromised without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 7.14.          Financing. (a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary to (i) arrange the Debt Financing on the terms and conditions described in the Debt Financing Documents, (ii) maintain in effect the Debt Financing Documents until the Transactions (including the Merger) are consummated, (iii) negotiate and execute the Facility Agreement, (iv) satisfy, or cause to be satisfied, on a timely basis all conditions to the closing of and funding under the Debt Financing Documents, (v) consummate the Debt Financing at or prior to the Effective Time and (vi) enforce the parties’ funding obligations to the extent necessary to fund the consideration for the Merger.

(b)          If Parent or Merger Sub becomes aware that any portion of the Debt Financing has become or could reasonably be expected to become unavailable on the terms and conditions contemplated in the Debt Financing Documents, each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event, in an amount sufficient to consummate the Transactions (the “Alternative Debt Financing”), and to enter into new definitive agreements with respect to such Alternative Debt Financing (the “Alternative Debt Financing Documents” and together with the Debt Financing Documents, the “Financing Documents” and each a “Financing Document”) and Parent shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, a true and complete copy of each such Alternative Debt Financing Document (except for customary engagement letters). Any reference in this Agreement to (A) the “Debt Financing” shall be deemed to include the Alternative Debt Financing and any modification to the Debt Financing Documents pursuant to this Section 7.14, and (B) the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter to the extent so amended, restated, supplemented, replaced, substituted or modified (including any Financing Documents to the extent then in effect).

(c)           Each of Parent and Merger Sub acknowledges and agrees that neither the obtaining of the Debt Financing nor any Alternative Debt Financing is a condition to the Closing, and reaffirms its obligation to consummate the Transactions irrespective and independently of the availability of the Debt Financing or any Alternative Debt Financing, subject to the applicable conditions set forth in Article VIII.

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(d)          Prior to the Closing, the Company shall, and shall cause each of its Subsidiaries to, and use its reasonable best efforts to cause its and their respective Representatives to provide to Parent and Merger Sub (at Parent's sole cost and expense) any cooperation as may be reasonably requested by Parent and Merger Sub in connection with the arrangement of the Debt Financing and, if applicable, any Alternative Debt Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which cooperation shall include at the request of the Debt Financing and/or Alternative Debt Financing sources, using reasonable best efforts to (i) deliver one or more certificates of the chief financial officer or person performing similar functions of the Company and, if applicable, its Subsidiaries with respect to solvency matters as reasonably required by the Debt Financing sources, (ii) execute and deliver any undertaking, pledge and security documents, commitment letters, underwriting or placement agreements or other definitive financing documents, or other ancillary documentation as may be requested by Parent or its Representatives or otherwise facilitate the pledging of collateral, the delivery of pay-off letters and other cooperation in connection with the pay-off of the Company’s or its Subsidiaries’ existing indebtedness and release of all related Liens (if any), provided, however, that no obligation of the Company or its Subsidiaries under any such agreement, pledge, guarantee, grant or other documentation contemplated by this clause (ii) shall be effective until immediately after the Effective Time, (iii) take all actions reasonably necessary to (A) permit advisors, consultants and accountants of Parent or its Debt Financing and/or Alternative Debt Financing sources to evaluate the Company's assets, liabilities, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral eligibility and values and (B) establish bank and other accounts, (iv) furnish Parent, Merger Sub and their respective Representatives promptly with all documentation and other information required with respect to the Debt Financing under applicable "know your customer" and anti-money laundering rules and regulations, (v) provide Parent and the Debt Financing and/or Alternative Debt Financing sources as promptly as practicable with financial and other pertinent information with respect to the Company and its Subsidiaries as reasonably required by Parent or the Debt Financing sources and is customary in connection with the Debt Financing, (vi) make the Company’s executive officers and other senior employees reasonably available to assist the Debt Financing sources, and (vii) take all reasonable corporate actions, subject to the occurrence of the Closing, to permit consummation of the Debt Financing and/or Alternative Debt Financing. The Company hereby consents to the use of its and its Subsidiaries' logos in connection with the Debt Financing and/or Alternative Debt Financing. Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 7.14(d) or otherwise in connection with any Debt Financing, (x) to pay any commitment or other similar fee prior to the Effective Time, or (y) to take, or commit to taking, any action that is not contingent upon the Closing or would subject it to actual or potential liability prior to the Effective Time.

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(e)          Without limiting the generality of the foregoing, prior to the Closing, the Company shall use its commercially reasonable efforts to transfer an amount of cash equal to RMB200,000,000 to the Escrow Account, provided that in no event shall such use of the cash of the Company render the Company and its Subsidiaries on a consolidated basis to be Insolvent before and immediately after the Closing.

Section 7.15.         Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions on the terms and subject to the conditions set forth in this Agreement.

Section 7.16.         Management. In no event shall Parent or Merger Sub or any of their respective Affiliates, enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company’s or its Subsidiaries’ management or any other Company or Subsidiary employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

Section 7.17.         Actions Taken at Written Direction of Parent or Chairman. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article IV, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction by the Company at the written direction of any director or officer of Parent and Merger Sub, including Mr. Simin Zhang without the approval by or direction from the Company Board (acting with the concurrence of the Special Committee) or the Special Committee.

Article VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 8.01.         Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each party to consummate the Transactions (including the Merger) are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the party being benefited thereby, to the extent permitted by applicable Law:

(a)          Shareholder Approval. The Shareholder Approval shall have been obtained; and

(b)          No Injunctions or Restraints. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of enjoining, restraining, prohibiting or otherwise making illegal the consummation of the Transactions (including the Merger).

Section 8.02.         Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the Transactions (including the Merger) is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following additional conditions:

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(a)          Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03 (Authority Relative to This Agreement; Fairness), Section 4.07(a) (Absence of Changes), Section 4.20 (Anti-takeover Statutes) and Section 4.21 (Brokers) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made on and as of such date and time (except for such representations and warranties made as of a specified date, which shall be true and correct in all respects only as of the specified date), (ii) set forth in Section 4.02 shall be true and correct (except for de minimis inaccuracies) in all respects as of the date hereof and as of the Closing Date as if made on and as of such date and time (except for such representations and warranties made as of a specified date, which shall be true and correct (except for de minimis inaccuracies) in all respects only as of the specified date), and (iii) set forth in this Agreement (other than the representations and warranties set forth in clauses (i) and (ii) above) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as though made on and as of such date and time (except for those representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except where the failures to be true and correct would not constitute a Company Material Adverse Effect.

(b)          Agreements and Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

(c)          No Material Adverse Effect. Since the date hereof, there shall not have been any Company Material Adverse Effect.

(d)          Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a senior executive officer of the Company, certifying as to the fulfillment of the conditions specified in Section 8.02(a) through (c).

Section 8.03.         Conditions to Obligations of the Company. The obligation of the Company to consummate the Transactions is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by the Company, at or prior to the Effective Time, of the following additional conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) as of the date hereof and as of the Closing Date as though made on and as of such date and time (except for representations and warranties made as of a specified date, which shall be true and correct only as of the specified date), except where the failures to be true and correct would not have a Parent Material Adverse Effect.

(b)          Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.

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(c)          Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a designated director of Parent, certifying as to the fulfillment of the conditions specified in Section 8.03(a) and Section 8.03(b).

Section 8.04.         Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VIII to be satisfied if such failure was caused by such party’s failure to act in good faith to comply with this Agreement and consummate the Transactions.

Article IX

TERMINATION; AMENDMENT; WAIVER

Section 9.01.         Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Shareholder Approval, by mutual written consent of the Company and Parent by action of their respective boards of directors (in the case of the Company Board, acting upon the recommendation of the Special Committee).

Section 9.02.         Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either the Company Board or the Parent Board (in the case of the Company Board, acting upon the recommendation of the Special Committee) if:

(a)          the Merger shall not have been consummated by August 5, 2016 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.02(a) shall not be available to a party whose failure to fulfill any obligation under this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date;

(b)          the Company Shareholders Meeting shall have been held and the Shareholder Approval shall not have been obtained at such Company Shareholders Meeting or at any adjournment or postponement thereof; or

(c)          any Law or Order having the effect set forth in Section 8.01(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.02(c) shall not be available to any party if the issuance of such final, non-appealable Law or Order was primarily due to the breach or failure of such party to perform in a material respect any of its obligations under this Agreement.

Section 9.03.         Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board (upon the recommendation of the Special Committee) if:

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(a)          the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.03 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of the Termination Date and thirty (30) days following receipt of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 9.03(a); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.03(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 8.01 or Section 8.02 not being satisfied;

(b)          prior to obtaining the Shareholder Approval if (i) the Company Board (acting upon the recommendation of the Special Committee) authorizes the Company, subject to complying with the covenants and agreements in Section 7.04(d), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (ii) concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal and (iii) concurrently with such termination the Company pays to Parent in immediately available funds the Company Termination Fee required to be paid pursuant to Section 9.05(b); or

(c)          (i) all of the conditions set forth in Section 8.01 and Section 8.02 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the party having the benefit thereof) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 8.03 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 8.03 and (iii) the Merger shall not have been consummated within five (5) Business Days after the delivery of such notice.

Section 9.04.         Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a)          the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.01 or Section 8.02 and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured by the earlier of the Termination Date and (A) five (5) days (in the case of a breach of Section 7.04) or (B) thirty (30) days (in the case of all other breaches) following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 9.04(a); provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.04(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 8.01 or Section 8.03 not being satisfied; or

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(b)          The Company Board, whether or not permitted to do so by this Agreement, shall have (i) effected a Change of Recommendation, or resolved to take any such action; (ii) authorized the Company to enter into an Alternative Acquisition Agreement; or (iii) failed to hold the Company Shareholders Meeting pursuant to Section 7.02.

Section 9.05.         Effect of Termination and Abandonment. (a) In the event of valid termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, written notice thereof shall be given to the other parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement (other than this Section 9.05, Section 7.06 (Public Announcements), Section 7.09 (Fees and Expenses), Section 10.02 (Entire Agreement; Assignment), Section 10.03 (Notices), Section 10.04 (Governing Law; Jurisdiction), Section 10.05 (No Third Party Beneficiaries) and Section 10.08 (Confidentiality)) shall become void and of no effect with no liability on the part of any party (or of any of its Subsidiaries or their respective Representatives). Nothing in this Section 9.05 shall relieve any party from liability for any knowing and intentional breach prior to such termination of, or fraud committed prior to the termination in connection with, this Agreement.

(b)          In the event that (i) this Agreement is terminated by Parent pursuant to Section 9.04(a) or Section 9.04(b), (ii) this Agreement is terminated by the Company pursuant to Section 9.03(b), or (iii) if (A) an Acquisition Proposal shall have been made, proposed or communicated (and not withdrawn) after the date hereof and prior to the Company Shareholders Meeting (or prior to the termination of this Agreement if there has been no Company Shareholders Meeting), (B) neither Parent nor Merger Sub shall be in any material breach of any of its representations, warranties or covenants under this Agreement, (C) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 9.02(a) or Section 9.02(b), and (D) at any time prior to the date that is twelve (12) months after the date of such termination, (x) the Company enters into a definitive agreement in connection with an Acquisition Proposal, or (y) an Acquisition Proposal is consummated (whether or not the Acquisition Proposal was the same Acquisition Proposal referred to in clause (A)); provided, that for purposes of this Section 9.05(b)(iii), all references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”, then the Company shall pay or cause to be paid to Parent or its designee a termination fee of US$2,500,000 (the “Company Termination Fee”), (1) prior to such termination in the case of a termination referred to in clause (i) or (ii), or (2) on the date the first of such events described in clauses (x) and (y) above shall have occurred in the case of clause (iii), in each case, by wire transfer of same day funds to one or more accounts designated in writing by Parent. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion. In the event that Parent or its designee shall receive full payment of the Company Termination Fee pursuant to this Section 9.05(b), the receipt of such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any Proceeding against any Company Related Party arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 9.05(b) shall limit the rights of Parent and Merger Sub under Section 10.07. For the avoidance of doubt, subject to Section 10.07, the right of Parent and its designees to receive payment from the Company of the Company Termination Fee referred to in this Section 9.05(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The provisions of this Section 9.05(b) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party.

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(c)          In the event that the Company terminates this Agreement pursuant to Section 9.03(a) or Section 9.03(c), then, Parent shall pay or cause to be paid to the Company a termination fee in an amount equal to US$5,000,000 (the “Parent Termination Fee”) promptly and in any event within two (2) Business Days following such termination by wire transfer of same day funds to one or more accounts designated in writing by the Company. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that the Company or its designee shall receive the Parent Termination Fee pursuant to this Section 9.05(c), the receipt of such Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any Proceeding against any Parent Related Party arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination, provided, however, that nothing in this Section 9.05(c) shall limit the rights of the Company under Section 10.07. For the avoidance of doubt, subject to Section 10.07, the right of the Company and its designees to receive payment from Parent of the Termination Fee referred to in this Section 9.05(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement, the Transactions, any Financing Document or any of the transactions contemplated thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The provisions of this Section 9.05(c) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party.

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(d)          In the event that the Company shall fail to pay the Company Termination Fee, or Parent shall fail to pay the Parent Termination Fee, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other party for all costs and expenses actually incurred or accrued by the other party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.05, together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to 5% plus the prime rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

(e)          Each party acknowledges that (i) the agreements contained in this Section 9.05 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.05(b) or Section 9.05(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions, and (iii) without the agreements contained in this Section 9.05, the parties would not have entered into this Agreement.

Section 9.06.         Amendment. This Agreement may be amended by action taken by their respective board of directors (or in the case of the Company, the Special Committee) at any time before the Effective Time; provided, however, after the Shareholder Approval having been obtained, no amendment shall be made which requires the approval of such shareholders under applicable Law without such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of the parties hereto.

Section 9.07.         Extension; Waiver. At any time prior to the Effective Time, any party may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any breach of or inaccuracies in the representations and warranties of the other parties contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other parties contained in this Agreement; provided, however, that after the Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption having been obtained. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

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Article X

MISCELLANEOUS

Section 10.01.         Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants and agreements in this Agreement or in any schedule or instrument delivered pursuant to this Agreement shall survive beyond the Effective Time, except for those covenants and agreements contained in this Article X, the agreements of the Company, Parent and Merger Sub contained in Article II and Article III and those other covenants and agreements of the parties which by their terms apply or contemplate performance after the Effective Time.

Section 10.02.         Entire Agreement; Assignment. (a) This Agreement (including the Company Disclosure Schedule, the Parent Disclosure Schedule and other exhibits and appendices hereto), together with the Financing Documents constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

(b)          Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the parties without the prior written consent of the other parties; provided, however, that prior to the Effective Time, Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 10.03.         Notices. All notices, requests, claims, demands, instructions and other documents to be given under this Agreement shall be in writing and shall be deemed to be duly given if delivered personally or sent by registered or certified mail, postage prepaid, by facsimile (which is confirmed) or overnight courier (with proof of delivery) to a party at the following address for such party:

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if to Parent or to Merger Sub, to:

25F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Attention: Simin Zhang

Facsimile: +86 755 2643 0889

Email: zhangsm@nepstar.cn

with a copy to (which shall not constitute notice):

Cleary Gottlieb Steen & Hamilton LLP

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu, Chaoyang District,

Beijing, 100022, China

Attention: Ling Huang, Esq. and Denise Shiu, Esq.

Facsimile: +86 10 5879 3902

Email: lhuang@cgsh.com and dshiu@cgsh.com

if to the Company, to:

25F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Attention: Zoe Li

Facsimile: +86 755 26401549

Email: liff@nepstar.cn

with a copy to:

Shearman & Sterling

12th Floor, Gloucester Tower

15 Queen’s Road Central

Hong Kong

Attention: Stephanie Tang, Esq

Facsimile: +852 2140 0328

Email: stephanie.tang@shearman.com

Section 10.04.         Governing Law; Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, without giving effect to the choice of Law principles thereof. Notwithstanding the forgoing, if any provision of this Agreement with specific reference to the Laws of the Cayman Islands and relating to the fiduciary duties of the board of directors, internal corporate affairs of Parent, Merger Sub and the Surviving Company, the Merger and exercise of any dissenter’s rights with respect to the Merger shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision.

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(b)          Subject to the last sentence of this Section 10.04(b), any dispute, controversy or claim arising out of or relating to this Agreement or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Agreement) (each, a “Dispute”) shall be finally settled by arbitration. The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the arbitration rules of the HKIAC in force at the date of commencement of the arbitration (the “HKIAC Rules”). The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules. Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English. Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s). The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered. Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Section 10.05.         No Third Party Beneficiaries. Except as expressly set forth in Section 7.07 and Section 9.05, this Agreement shall be binding upon and inure solely to the benefit of each party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

Section 10.06.         Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.07.         Specific Performance. (a) The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties hereto. It is accordingly agreed that each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the parties, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the Company, Parent and Merger Sub hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 10.07. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or injunction sought in accordance with the terms of this Section 10.07.

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(b)          Until such time as the Company pays the Company Termination Fee, the remedies available to each of Parent and Merger Sub pursuant to this Section 10.07 shall be in addition to any other remedy to which they are entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit Parent or Merger Sub from, in the alternative, seeking to terminate this Agreement and collect the Company Termination Fee under Section 9.05(c). For the avoidance of doubt, under no circumstances shall Parent be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 10.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Company Termination Fee.

(c)          Until such time as Parent pays the Parent Termination Fee, the remedies available to the Company pursuant to this Section 10.07 shall be in addition to any other remedy to which it is entitled at law or in equity, and the election to pursue an injunction or specific performance shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate this Agreement and collect the Parent Termination Fee under Section 9.05(b). For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of injunction, specific performance or other equitable relief under this Section 10.07 that results in a Closing and (ii) monetary damages, including all or any portion of the Parent Termination Fee.

Section 10.08.         Confidentiality.

(a)          Prior to and during the term of this Agreement, each party has disclosed or may disclose to the other party Confidential Information. Subject to Section 10.08(b), unless otherwise agreed to in writing by the disclosing party, the receiving party shall (i) except as required by Law, keep confidential and not disclose or reveal any Confidential Information to any Person other than the receiving party’s Representatives or, in the case of Parent as the receiving party, its Debt Financing sources and their respective Representatives, in each case, (A) who are actively and directly participating in the consummation of the Transactions or who otherwise need to know the Confidential Information for the Transactions and (B) whom the receiving party will cause to observe the terms of this Section 10.08, and (ii) not to use Confidential Information for any purpose other than in connection with Transactions. Each party acknowledges that such party shall be responsible for any breach of the terms of this Section 10.08 by such party or its Representatives and each party agrees, at its sole expense, to take all reasonable measures (including but not limited to court proceedings) to restrain its Representatives from prohibited or unauthorized disclosure or use of the Confidential Information.

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(b)          In the event that the receiving party or any of its Representatives or, in the case of Parent as the receiving party, its Debt Financing sources and their respective Representatives, is requested pursuant to, or required by, Law or any Governmental Entity to disclose any the Confidential Information, the receiving party will provide the disclosing party with prompt notice of such request or requirement in order to enable the disclosing party to seek an appropriate protective order or other remedy (and if the disclosing party seeks such an order, the receiving party will provide such cooperation as the disclosing party shall reasonably request), to consult with the receiving party with respect to the disclosing party’s taking steps to resist or narrow the scope of such request or legal process, or to waive compliance, in whole or in part, with the terms of this Section 10.08. In the event that such protective order or other remedy is not obtained, or the disclosing party waives compliance, in whole or in part, with the terms of this Section 10.08, the receiving party or its Representative will disclose only that portion of the Confidential Information that the receiving party is advised by counsel is legally required to be disclosed and will use such disclosing party’s best efforts to ensure that all Confidential Information so disclosed will be accorded confidential treatment.

Section 10.09.         Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 10.10.         Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Section 10.11.         Interpretation. (a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, Sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b)          The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[signature page follows]

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

CHINA NEPTUNUS DRUGSTORE HOLDING LTD.

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

NEPTUNUS GLOBAL LIMITED

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

CHINA NEPSTAR CHAIN DRUGSTORE LTD.

By:	/s/ Barry J. Buttifant
Name: Barry J. Buttifant
Title: Chairman of the Special Committee

Appendix I

Form of Plan of Merger

CHINA NEPSTAR CHAIN DRUGSTORE LTD. (as the Surviving Company)

and

NEPTUNUS GLOBAL LIMITED (as the Merging Company)

PLAN OF MERGER

Date:_______________________2016

PLAN OF MERGER

THIS PLAN OF MERGER is made on _____________________2016.

BETWEEN

(1)	CHINA NEPSTAR CHAIN DRUGSTORE LTD., an exempted company incorporated under the laws of the Cayman Islands with registration number 139055 having its registered office at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the Company or the Surviving Company); and

(2)	NEPTUNUS GLOBAL LIMITED, an exempted company incorporated under the laws of the Cayman Islands with registration number 308299 having its registered office at the offices of Offshore Incorporations (Cayman) Limited, P.O. Box 2804, 4th Floor Willow House, Cricket Square, Grand Cayman, KY1-1112, Cayman Islands (the Merging Company and together with the Company, the Constituent Companies).

WHEREAS

(A)	The board of directors of each of the Company and the Merging Company have approved the merger of the Constituent Companies, pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company in the merger (the Merger).

(B)	This Merger shall be upon the terms and subject to the conditions of: (i) the Agreement and Plan of Merger between China Neptunus Drugstore Holding Ltd., the Company and the Merging Company dated [●] 2016 (the Merger Agreement), (ii) this Plan of Merger and (iii) the provisions of Part XVI of the Companies Law (2013 Revision) (as amended) (the Companies Law).

(C)	The shareholders of each of the Company and the Merging Company have authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

(D)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED

1.	Definitions and Interpretation

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement, a copy of which is annexed at Schedule 1 hereto.

2.	Plan of Merger

2.1	Company Details:

(a)	The constituent companies (as defined in the Companies Law) to the Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Law) is the Surviving Company, which shall continue to be named China Nepstar Chain Drugstore Ltd..

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(c)	The registered office of the Company is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered office of the Merging Company is at the offices of Offshore Incorporations (Cayman) Limited, P.O. Box 2804, 4th Floor Willow House, Cricket Square, Grand Cayman, KY1-1112, Cayman Islands. Following the Effective Date (as defined below), the registered office of the Surviving Company will continue to be at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(d)	Immediately prior to the Effective Date, the authorised share capital of the Company is US$36,000 divided into 360,000,000 ordinary shares of a par value of US$0.0001 each, of which 197,446,940 ordinary shares have been issued, fully paid and outstanding.

(e)	Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each, of which 50,000 ordinary shares have been issued, fully paid and outstanding.

(f)	On the Effective Date, the authorised share capital of the Surviving Company shall be US$50,000 divided into 50,000 ordinary shares of a par value of US$1.00 each.

2.2           Merger Effective Date

The Merger shall be effective on the date (the Effective Date) that this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the Registrar), in accordance with section 233(13) of the Companies Law.

2.3           Terms and Conditions of the Merger

(a)	On the Effective Date and in accordance with the terms and conditions of the Merger Agreement:

(i)	Each ordinary share of par value US$1.00 of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into and become one validly issued, fully paid and non-assessable share of par value US$1.00 of the Surviving Company.

(ii)	Each ordinary share of a par value of US$0.0001 of the Company issued and outstanding immediately prior to the Effective Date (excluding the Cancelled Shares and the Dissenting Shares) shall be cancelled and cease to exist in exchange for the right to receive an amount in cash equal to US$1.31 per ordinary share, without any interest thereon (the Per Share Merger Consideration). For the avoidance of any doubt, as each ADS represents two ordinary shares of the Company, each ADS issued and outstanding immediately prior to the Effective Date (other than ADSs representing any Cancelled Shares and any Dissenting Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$2.62 per ADS, without any interest thereon.

(iii)	Each Cancelled Share shall be cancelled and cease to exist and no consideration or distribution shall be delivered with respect thereto.

(iv)	Each Dissenting Share shall be cancelled and cease to exist and each holder of Dissenting Shares shall be entitled to receive only the payment of the fair value of such Dissenting Shares resulting from the procedure in section 238 of the Companies Law, unless such holder of Dissenting Shares effectively withdraws or loses its right to dissent from the Merger, in which event the holder of such shares shall be entitled to receive the Per Share Merger Consideration, without any interest thereon.

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(b)	On the Effective Date, the rights and restrictions attaching to the shares in the Surviving Company shall be as set out in the amended and restated memorandum and articles of association of the Surviving Company in the form annexed at Schedule 2 hereto.

2.4	Memorandum of Association and Articles of Association

On the Effective Date, the memorandum and articles of association of the Company shall be amended and restated by their deletion in their entirety and the substitution in their place of the amended and restated memorandum and articles of association of the Surviving Company in the form annexed at Schedule 2 hereto.

2.5	Property

On the Effective Date, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.6	Sole Director of the Surviving Company

The name and address of the sole director of the Surviving Company shall be: Simin Zhang, Room CD, 29/F Tower B, Neptunus Building, Nanshan District, Shenzen, Guangdong Province, People's Republic of China. Mr Zhang is a citizen of the People’s Republic of China.

2.7	Directors Benefits

There are no amounts or benefits which will be paid or payable to any director of either of the Constituent Companies consequent upon the Merger.

2.8	Secured Creditors

(a)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	AMENDMENT

At any time prior to the Effective Date, this Plan of Merger may be amended by the directors of the Constituent Companies, to (i) change the Effective Date, provided that any change of the Effective Date shall not be to a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar, or (ii) to make any other change to the Plan of Merger required to give effect to any amendment to the Merger Agreement which is made in accordance with Section 9.06 of the Merger Agreement.

4.	Termination

At any time prior to the Effective Date, this Plan of Merger may be terminated by the directors of the Constituent Companies, provided that such termination is in accordance with Article IX of the Merger Agreement.

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5.	Approval and Authorisation

5.1	This Plan of Merger has been approved by the board of directors of each of the Company and the Merging Company pursuant to section 233(3) of the Companies Law.

5.2	This Plan of Merger has been authorised by the shareholders of each of the Company and the Merging Company pursuant to section 233(6) of the Companies Law.

6.	Counterparts

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  Any party may enter into this Plan of Merger by executing any such counterpart.

7.	Governing Law

This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

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IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of CHINA NEPSTAR CHAIN DRUGSTORE LTD.	) ) ) )

SIGNED for and on behalf of NEPTUNUS GLOBAL LIMITED	) ) ) )

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Schedule 1

MERGER AGREEMENT

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Schedule 2

MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING COMPANY

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